VIRALYTICS LTD
ONCOLYTIC VIRUSES

28 February 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

Viralytics Limited

ABN 12 010 657 351

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2007

Corporate Information

Directors

Mr. Bryan Dulhunty	Executive Chairman
Dr. Phillip Altman	Executive Director
Assoc. Professor Darren Shafren	Executive Director

Company Secretary

Mr. Bryan Dulhunty

Principal Place of Business

8/33 Ryde Road
Pymble NSW 2073

Registered Office

McCullough Robertson
Level 11, 66 Eagle Street
Brisbane, QLD 4001

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

Link Market Services Ltd
300 Queen Street
Brisbane QLD 4000
Ph: 1300 554 474

Web site

www.viralytics.com

Contact Information

Ph: (02) 9499-3200
Fax: (02) 9499-3300
Email: investorrelations@viralytics.com

Directors' Report

Your directors' submit their report on the company for the half-year ended 31 December 2007.

DIRECTORS

The names of the directors of the company in office at the date of this report are:

Mr. Bryan Dulhunty:	Executive Chairman
Dr. Phillip Altman.	Executive Director
Assoc. Professor Darren Shafren:	Executive Director

RESULTS AND DIVIDENDS

The loss after tax of the company for the half-year was $1,922,128 (prior period loss of $2,274,614).

No dividend was proposed or paid.

REVIEW OF OPERATIONS

Operations:

The Company has a clear focus of directing its operational costs to those areas that add value to shareholders. Of the reported $1.9m loss for the period, $1.2m was related to clinical trials, virus production and research to support those trials. $0.2m on patent costs, $0.3m on amortisation and depreciation costs and the balance of $0.3m was incurred in administration costs offset by $0.05m interest income.

The operational focus can clearly be seen to be the development of the Company's Clinical trials program and supporting research. During the period the Company released significant safety data from the Company's Phase 1 intratumoural administration Melanoma trial relating to our product Cavatak™. This trial is ongoing. The Company also announced the commencement of patient screening for the Company's second Phase I intravenous administration in Prostate cancer, Breast cancer and Melanoma.

The international collaboration to investigate the oncolytic action of CAVATAK™ on human brain cancers most commonly referred to as glioblastomas, Dr Guha (Co-Director and Senior Scientist at the Arthur and Sonia Labatt Brain Tumour Research Center, at the Hospital for Sick Children in Toronto) progressed to the second stage of the project.

The Company's has had a number of patents granted during the quarter

- a second divisional patent was granted in Australia covering the treatment of prostate, breast and melanoma cancers using CVA 13,15 18 and 21 using the ICAM receptor; and

- a echovirus patent granted in Singapore and South Africa.

Directors' Report

REVIEW OF OPERATIONS continued

Corporate:

One of the Company's aims has been the continued strengthening of the Board. The Board was pleased to be able to announce during the period under review the appointment of Dr Phillip Altman as executive directive for clinical and regulatory affairs.

Cash management continued to be a core focus. Operational cash outflow for the period was $1.45m. This was 25% ($468k) less than the prior corresponding period of $1.92m

Also during the period the company commenced a capital raising that raised a total of $3.2m. These funds were raised by means of a placement ($1.4m of shares at 8 cents per share) as well as offering to all shareholders the right to purchase up to $5,000 of shares via a share purchase plan which raised $1.8m. The half year accounts show the receipt of $2.95m. The balance of the share proceeds were received subsequent to 31 December 2007.

Subsequent to 31 December 2007 the Company also disposed of part of its holding in Analytica raising a further $225k at the date of this report.

Investments:

Analytica Limited (ASX code: ALT)
As at 31st December 2007 Viralytics Ltd owned 15.7% of the outstanding capital of Analytica. Subsequent to 31 December 2007, Viralytics has reduced its interest in Analytics by on market sales. At the date of this report Viralytics interest in Analytica had been reduced to 11.3%. During the period under review Analytic continued developing its range of medical devices For further information on Analytica please refer to the Analytica website www.AnalyticaMedical.com.

CBio Ltd
Viralytics Ltd owns 4.5% of the outstanding capital of CBio Limited. CBio Ltd is a public non-listed Company. This investment has a carrying value of $1.2m ($1 per share). Since June 2006 this investment was carried at a fair value of $3.6m ($3 per share). Based on a review of CBio's most recent public financial information (audited accounts as at 30 June 2007, subsequent publicly disclosed fund raising (December 2007) and taking into account the illiquid nature of the stock the directors have assessed the fair value to be $1.00 per share. This reassessment of the fair value reversed a previous unrealised gain. CBio is developing the product CPN10 for the potential treatment of a range of inflammatory diseases. For further information please refer to the CBio website www.cbio.com.au

InJet Digital Aerosols Limited (IDAL)
Viralytics owns 44.9% of the outstanding capital of IDAL. IDAL is a public non-listed company. It has a patent portfolio which is licensed to Canon Inc for the purposes of commercialisation of this technology. During the period Viralytic's interest in IDAL was reduced from 45.3% as a result of a placement of shares at 15 cents raising $599k. Following this placement IDAL had 457,466,081 shares on issue. The Company is required to equity account IDAL and this has resulted in this investment being carried at Nil value. For further information please refer to the IDAL website www.injet.com.au

Directors' Report

Auditor's Independence Declaration

A statement of independence has been provided by our auditors, Bentleys MRI, Chartered Accountants and is included at page 19.

Signed in accordance with a resolution of directors

Mr Bryan Dulhunty
Executive Chairman

Sydney
Date 27 February 2008

Condensed Income Statement

for the half-year ended 31 December 2007

	Notes	December 2007 $	December 2006 $
Interest		48,517	84,246
Total Income		48,517	84,246
Staff costs		(388,256)	(252,233)
Consultants		(33,974)	(95,814)
Research and development		(817,393)	(1,070,207)
Other working capital		(287,502)	(364,003)
Intellectual property		(175,488)	(147,000)
Interest and other costs of finance paid		(4,460)	(2,792)
Amortisation of intangibles		(191,178)	(112,349)
Depreciation expense		(72,394)	(83,971)
Total Expenses		(1,970,645)	(2,128,369)
Share of net losses of associates accounted for using the equity method		-	(230,491)
Loss from ordinary activities before income tax		(1,922,128)	(2,274,614)
Income tax expense		-	-
Loss from ordinary activities after income tax		(1,922,128)	(2,274,614)
Basic loss per share (cents per share)		(0.8 cents)	(1.1 cents)
Diluted loss per share (cents per share)		(0.8 cents)	(1.0 cents)

The accompanying notes form part of these financial statements.

Condensed Balance Sheet

for the half-year ended 31 December 2007

	Notes	December 2007 $	June 2007 $
ASSETS			
Current Assets			
Cash and cash equivalents		3,379,274	1,881,243
Trade and other receivables	2	163,693	566,846
Total Current Assets		3,542,967	2,448,089
Non-Current Assets			
Security Deposits		16,500	16,500
Plant and Equipment		379,365	441,409
Financial Assets	3	1,896,324	4,296,324
Investments accounted for using the equity method	4	-	-
Intangible assets	5	4,858,352	5,049,530
Total Non-Current Assets		7,150,541	9,803,763
TOTAL ASSETS		10,693,508	12,251,852
LIABILITIES			
Current Liabilities			
Trade and other payables	6	494,906	555,988
Unallotted Shares	7	242,000	-
Total Current Liabilities		736,906	555,988
TOTAL LIABILITES		736,906	555,988
NET ASSETS		9,956,602	11,695,864
EQUITY			
Issued capital	8	42,501,055	39,918,189
Reserves		1,104,000	3,504,000
Accumulated losses		(33,648,453)	(31,726,325)
TOTAL EQUITY		9,956,602	11,695,864

The accompanying notes form part of these financial statements

Statement of Changes in Equity

for the half-year ended 31 December 2007

	$ Share Capital	$ Accumulated Losses	$ Reserves	$ Total
Balance at 1-7-2006	33,560,029	(27,530,735)	3,504,000	9,533,294
Loss for period	-	(2,274,614)	-	(2,274,614)
Issue of share capital	6,243,855	-	-	6,243,855
Cost of capital raising	(330,627)	-	-	(330,627)
Exercise of Options	445,200	-	-	445,200
Balance at 31-12-2006	39,918,457	(29,805,349)	3,504,000	13,617,108
Balance at 1-7-2007	39,918,189	(31,726,325)	3,504,000	11,695,864
Loss for period	-	(1,922,128)	-	(1,922,128)
Issue of share capital	2,708,000	-	-	2,708,000
Cost of capital raising	(125,134)	-	-	(125,134)
Write back of previously recognised unrealised gain on investment	-	-	(2,400,000)	(2,400,000)
Balance at 31-12-2007	42,501,055	(33,648,453)	1,104,000	9,956,602

The accompanying notes form part of these financial statements.

Condensed Cash Flow Statement

for the half-year ended 31 December 2007

	Notes	December 2007 $	December 2006 $
Cash flows from/(used in) Operating Activities			
Staff Costs		(377,279)	(214,219)
Consultants		(53,819)	(95,814)
Research and Development		(921,480)	(995,981)
Other Working Capital		(311,593)	(547,687)
Intellectual Property/Patent Costs		(188,370)	(146,998)
Interest received		48,517	84,246
Interest and other costs of Finance paid		(4,460)	(2,792)
R&D Tax Refund		357,269	-
Net cash provided by/(used in) operating activities		(1,451,215)	(1,919,245)
Cash flows from/(used in) Investing Activities			
Purchase of Plant and equipment		(754)	(13,247)
Investment in associated company - IDAL		-	(130,000)
Acquisition of Virotherapy Intellectual Property		-	(2,000,000)
Net cash provided/(used in) investing activities		(754)	(2,143,247)
Cash flows from/(used in) Financing Activities			
Proceeds from share issue		2,708,000	4,460,508
Funds received for shares to be allotted	8b	242,000	-
Cost of fund raising		-	(509,501)
Net cash provided by financing activities		2,950,000	3,951,007
Net increase/(decrease) in cash held		1,498,031	(111,485)
Cash at beginning of the financial period		1,881,243	3,357,221
Cash at the end of the financial period		3,379,274	3,245,736

The accompanying notes form part of these financial statements.

Notes to the financial statements

for the half-year ended 31 December 2007

1. BASIS OF PREPARATION

The half-year financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Viralytics Limited during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001.

In the period 1st July 2007 to the 31st December 2007, the Company's subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd were deregistered. Accordingly, these accounts are no longer prepared on a consolidated basis. As these companies were dormant and held no assets and liabilities, Parent Entity figures have been used for comparison purposes.

The accounting policies have been consistently applied and are consistent with those of the June 2007 financial report.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

Reporting Basis and Conventions

The half-year report has been prepared on an accrual basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

Going Concern

The financial report for the half-year ended 31 December 2007 is prepared on a going concern basis. If additional funding is needed the Company may be able to realise its investments or it may be able to raise additional funds from the equity markets.

The directors believe they have access to sufficient funds to satisfy creditors as and when they fall due.

However, if forecast costs and revenues are not met then the company may be unable to continue as a going concern. No adjustments have been made relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company not continue as a going concern.

Notes to the financial statements

for the half-year ended 31 December 2007 continued

Summary of Significant Accounting Policies

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b) Financial Instruments

Recognition

Financial Instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial Assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management and within the requirement of AASB139. 'Recognition and Measurement of Financial Instruments'. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Available-For-Sale Financial Assets

Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

c) Impairment of Assets

At each reporting date the Company reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Notes to the financial statements

for the half-year ended 31 December 2007 continued

c) Impairment of Assets continued

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

d) Plant and Equipment

Each class of plant and equipment is carried at cost less depreciation and impairment losses.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the assets employment and subsequent disposal. The expected net cash flows have been discounted to their current values in determining recoverable amounts.

Depreciation is provided on a straight-line basis on all plant and equipment. The major depreciation periods are:

Computer Equipment:	2-3 years
Furniture & Fittings	5 years

The assets residual value and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

An assets carrying value is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposal are determined by comparing proceeds with the carrying amounts. These gains and losses are included in the income statement. When revalued assets are sold, amounts included in the revaluation reserve relating to that asset are transferred to retained earnings.

e) Investments in Associates

Investments in associate companies are recognised in the financial statements by applying the equity method of accounting where significant influence is exercised over an investee. Significant influence exists where the investor has the power to participate in the financial and operating policy decisions of the investees but does not have control or joint control over these policies.

f) Intangibles

- Patents

Patents are recognised at the cost of acquisition. Patents have a finite life and are carried at cost less any accumulated amortisation and any impairment losses. Patents are amortised over their

Notes to the financial statements

for the half-year ended 31 December 2007 continued

f) Intangibles continued: - Patents

useful lives of 20 years or less. Amounts incurred in acquiring and extending patents are expensed as incurred, except to the extent, that such costs are expected beyond any reasonable doubt to be recoverable.

- Intellectual Property

Intellectual property has been brought to account at cost of acquisition. The technology was originally acquired under a two year licence in July 2004. In December 2006, the licensing agreement was terminated on the assignment of the intellectual property to the Company. Initial payments to acquire the licence were amortised over the period of the licence. (2 years) Payments made on assignment of the Intellectual Property are being written off over the life of the shortest patent.(14 years).

g) Employee Benefits

Provision is made for the Company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts that are expected to be paid when the liability is settled, plus non-related on-costs. Employee benefits payable later than one year have been measured at the present value of expected future cash outflows to be made for those benefits.

h) Provisions

Provisions are recognised when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

i) Revenue Recognition

Revenue from the sale of goods is recognised when goods are delivered to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established.

Revenue from the rendering of a service is recognised upon the delivery of services.

All revenue is stated net of the amount of goods and services tax (GST).

j) Research and Development Expenditure

Amounts incurred on research and development activities are expensed as incurred, except to the extent that such costs are expected beyond any reasonable doubt to be recoverable.

Notes to the financial statements

for the half-year ended 31 December 2007 continued

k) Income Taxes

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except when it relates to items that may be credited directly to equity in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense.

Receivables and Payables in the balance sheet are shown inclusive of GST.

Cash flows are included in the Cash Flow Statement on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

m) Comparative Figures

Where required by Accounting Standards comparative information has been adjusted to conform with changes in presentation for the current year.

Notes to the financial statements

for the half-year ended 31 December 2007 continued

	December 2007 $	June 2007 $
2. RECEIVABLES – CURRENT		
Other receivables	163,693	566,846
	163,693	566,846
3. FINANCIAL ASSETS		
Financial Assets at fair value held for trading		
(a) Investment in unlisted entities at fair value		
- CBio Ltd (i)	1,200,000	3,600,000
(b) Investment in listed entity at fair value:		
- Analytica Limited	2,778,396	2,778,396
Impairment losses	(2,082,072)	(2,082,072)
Balance at end of year (ii)	696,324	696,324
Total Financial Assets	1,896,324	4,296,324

(i) The directors have assessed that as at 31 December 2007 the fair value of the Company's investment in CBio Limited is $1 per shares (previously $3 per share). In assessing the fair value of the CBio holding the directors have taken into account the most recently publicly available financial information (30 June 2007 audited accounts) and subsequent publicly disclosed fund raisings, (December 2007) and the illiquid market for CBio shares.

(ii) The carrying value of Analytica Limited shares is 1.6 cents per share. The market value as at 31 Dec 2007 was 1.6 cents per share.

4. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		
- InJet Digital Aerosols Ltd (1)	630,000	630,000
Share of associate's net loss after tax taken to account	(630,000)	(630,000)
Balance at end of year	-	-

(1) In the half year ended 31 December 2007, InJet Digital Aerosols Ltd (IDAL) issued 3,996,025 shares at 15 cents per share raising $599,403. Following this share issue IDAL's issued capital is 457,466,085 shares. Viralytics Limited did not participate in the share issue and as a result its holding in IDAL was diluted from 45.3% to 44.9%. (205,403,059 shares).

Notes to the financial statements

for the half-year ended 31 December 2007 continued

5. INTANGIBLE ASSETS	December 2007 $	June 2007 $
Intellectual Property – Virotherapy	4,858,352	5,049,530

Movement in Intangibles

Opening carrying value at 1 July	5,049,530	3,145,857
Issue of shares on assignment of IP under Virotarg agreement (15.5m shares at $0.1424 per share)	-	2,207,200
Closing carrying value at end of period	5,049,530	5,353,057
Amortisation for the period	(191,178)	(303,527)
Net carrying value at end of period	4,858,352	5,049,530

6. TRADE AND OTHER PAYABLES

Trade creditors	162,708	277,341
Other payables	332,198	278,647
Total Trade and other payables	494,906	555,988

7. UNALLOTTED SHARES

Unallotted Shares (refer to Note 8b)	242,000	-

8. ISSUED CAPITAL

(a) Ordinary Shares – Issued and fully paid	42,501,055	39,918,189

Movements in ordinary shares on issue	Number	December 2007 $
At 1 July 2007	240,846,504	39,918,189
Share placement at 8 cents per share	10,850,000	868,000
Share Purchase Plan at 8 cents per share	23,000,000	1,840,000
Costs of capital raising	-	(125,134)
At 31 December 2007	274,696,504	42,501,055

Notes to the financial statements

for the half-year ended 31 December 2007 continued

8. ISSUED CAPITAL continued

(b) As at 31 December 2007 $242,000 had been received from a placement undertaken by the Company at 8 cents per share for shares not yet allotted.

(c) In January 2008, a further 6,525,000 shares ($522,000) at 8 cents were allotted. Of this allotment, 6,500,000 shares were through placement and 25,000 shares were through the Company's Share Purchase Plan.

Options	**December 2007**	**June 2007**
Unlisted option issued under the Employee share plan	1,120,000	1,570,000
Other unlisted options	11,800,000	12,050,000
	12,920,000	13,620,000

Movements in Options	
Balance at 1 July 2007	13,620,000
Options issued (1)	750,000
Options that lapsed during the period	(1,450,000)
Balance at 31 December 2007	12,920,000

(1) At the Annual General Meeting held on 27th November 2007, shareholders granted to Dr Phillip Altman, a Director of Viralytics Limited 750,000 options. A third of these options vests during the financial years ending 30th June 2009, 2010 and 2011 at exercise prices of 20 cents, 25 cents and 30 cents respectively per option. All options issued to Dr Altman have an expiry date of 26th November 2012.

9. SEGMENT INFORMATION

In the current reporting period the Company operated only in Australia within the medical research and technology sector.

10. CONTINGENT LIABLITIES/GUARANTEE

Viralytics Limited and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

Notes to the financial statements

for the half-year ended 31 December 2007 continued

10 CONTINGENT LIABLITIES/GUARANTEE continued

The Company has entered into a formal research contract with The University of Newcastle Research Associates Under this contract Viralytics Limited is obliged to fund the remainder of the senior researchers' employment contract until June 2008.

At the date of this report there are no other known contingent liabilities.

11. SUBSEQUENT EVENTS

At the date of this report the Company has sold 12,155,202 shares in Analytica Limited raising $234,584 (The investment in Analytica is shown in Note 3).

As except as noted above there have not been any matters or circumstances that have arisen since the end of the period, that have significantly affected, or may significantly affect, the operations of the company, the results of those operations, or the state of affairs of the company in financial years after the half-year period.

Directors Declaration

for the half-year ended 31 December 2007

The directors' of the Company declare that:

(1) the financial statements and notes, as set out on pages 5 to 17.

(a) comply with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations, and

(b) give a true and fair view of the company's financial position as at 31 December 2007 and the performance for the half-year ended on that date.

(2) subject to the comments in Note 1 regarding going concern, in the directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Bryan Dulhunty
Executive Chairman

Sydney
Date: 27 February 2008

VIRALYTICS LIMITED

AUDITOR'S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001 TO THE DIRECTORS OF VIRALYTICS LIMITED

I declare that, to the best of my knowledge and belief, during the half year ended 31 December 2007, there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

Bentleys MRI	P.M.Power
Brisbane Partnership	Partner
Chartered Accountants	
Brisbane 27 February 2008	

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF VIRALYTICS LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report ("financial report") of Viralytics Limited, which comprises the condensed balance sheet as at 31 December 2007, and the condensed income statement, condensed statement of changes in equity, condensed cash flow statement for the half-year ended on that date, accompanying explanatory notes to the financial statements including a statement of significant accounting policies and the directors' declaration of Viralytics Limited.

Directors' Responsibility for the Half-Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 "Review of an Interim Financial Report Performed by the Independent Auditor of the Entity", in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Company's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Viralytics Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Viralytics Limited on 26 February 2008, would be in the same terms if provided to the directors as at the date of this auditors' review report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Viralytics Limited is not in accordance with the *Corporations Act 2001* including:

a) giving a true and fair view of the Company's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the conclusion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1, there is a significant uncertainty whether Viralytics Limited will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

No adjustments have been made to the carrying value of assets or recorded amount of liabilities should the company's plans not eventuate.

Bentleys MRI	P M Power
Brisbane Partnership	Partner

Brisbane 27 February 2008

VIRALYTICS LTD
ONCOLYTIC VIRUSES

4 March 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Analytica Limited
ACN/ARSN	006 464 866

1. Details of substantial holder(1)

Name	Viralytics Limited
ACN/ARSN (if applicable)	010 657 351

There was a change in the interests of the substantial holder on 4 / 3 / 08

The previous notice was given to the company on 8 / 2 / 08

The previous notice was dated 8 / 2 / 08

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	32,365,024	11.68%	28,790,024	10.39%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
8/2/08	Viralytics Ltd	On market sale	2,834	ORD	150,000
11/2/08	Viralytics Ltd	On market sale	6,961	ORD	350,000
12/2/08	Viralytics Ltd	On market sale	9,448	ORD	500,000
29/2/08	Viralytics Ltd	On market sale	41,868	ORD	2,175,000
3/03/08	Viralytics Ltd	On market sale	7.807	ORD	400,00

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Viralytics Limited	Viralytics Limited	Viralytics Limited	Direct Interest	28,790,024	28,790,024

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/a	

6. Addresses

The addresses of persons named in this form are:

Name	Address
Viralytics Ltd	8/33 Ryde Road Pymble, NSW 2073

Signature

print name Bryan Dulhunty capacity Company Director

sign here Original Signed date 4 / 03 / 2008

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identify of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 MAR 14 A 11:40

21 February 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: Viralytics Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release

Date: 21 February 2008

Publication of Data concerning CAVATAK™ and EVATAK™ in Prostate Cancer

Viralytics Limited is pleased to announce the publication of pre-clinical research data on the anti-cancer activity of its lead oncolytic virus candidates, CAVATAK™ (Coxsackievirus A21), EVATAK™ (Echovirus type 1) and a laboratory bio-selected variant of Coxsackievirus A21 (CVA21-DAFv) on human prostate cancers both in vitro and in vivo. The research was performed by staff at the University of Newcastle.

The peer reviewed article entitled, **"Potent Oncolytic activity of human enteroviruses against human prostate cancer"** has now been published online in advance of print in the international journal "The Prostate".

The abstract is available at the following link:

http://www3.interscience.wiley.com/cgi-bin/abstract/117915763/ABSTRACT

The article describes the anti-cancer activity of CAVATAK™, EVATAK™ and CVA21-DAFv on the growth of a selection of human prostate cancer cells in laboratory cultures. Furthermore, the article highlights that single intravenous injections of CAVATAK™, EVATAK™ and CVA21-DAFv produced significant regression of pre-established prostate turnours grown in mice.

Such pre-clinical research data is a key component of the Company capacity to initiate human Phase I trials using CAVATAK™.

Other publications

Previous publications made by the Company and its researchers are available on the Company's website www.viralytics.com

Bryan Dulhunty
Executive Chairman

END

About Viralytics Ltd: Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 has been associated with upper respiratory infection ("cold" like symptoms) and is self limiting, requiring no specific treatment for those infected to completely recover. In order to infect a cell, CVA21 must first attach to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 675 351